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                              August 14, 2020

       Theodore Ashburn, M.D., Ph.D.
       Chief Executive Officer
       Oncorus, Inc.
       50 Hampshire Street, Suite 401
       Cambridge, MA 02139

                                                        Re: Oncorus, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 29,
2020
                                                            CIK No. 0001671818

       Dear Dr. Ashburn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 29, 2020

       Prospectus Summary
       Our Pipeline, page 3

   1. Please revert the pipeline table here and on page 92 to include a column for each phase of clinical trial,
including Phase 1, Phase 2 and Phase 3. Please also revise the first row of the pipeline tables to
clarify that you will report preliminary Phase 1 data in 2H'21; your current presentation
suggests that you will have completed your Phase 1/2 clinical trial in
                                                        2H'21. In addition,
please revise your pipeline tables to identify the product candidate listed as "undisclosed"
or remove this candidate from the chart. Finally, revise the tables
 Theodore Ashburn, M.D., Ph.D.
Oncorus, Inc.
August 14, 2020
Page 2
       to explain the references to "candidate." For example, if true, indicate if you are providing the dates for a potential IND application.
Business
Synthetic SVV Program preclinical data, page 120

2. Replace the deleted descriptions of the columns in Figure 26. As currently disclosed, the figure does not correspond to its explanation.
Intellectual Property, page 123

3. Revise the added disclosure regarding the patent rights licensed from WuXi Biologics to specify the jurisdiction of the issued patent and the jurisdictions of the four pending applications. With respect to your patent portfolio relating to your Synthetic Platform, we note that you own five patent families but only describe four of them. Please revise or advise as appropriate.
License and Royalty Agreements, page 125

4. Please revise your disclosure to discuss the material terms of your collaboration agreement with Merck, including a description of each party's rights and obligations under your agreement, a quantification of any payment obligations, the contract term and any termination provisions. Please also file the agreement as an exhibit or provide us with an analysis supporting a determination that you are not required to file it as an exhibit. If your agreement is limited to Merck supplying you with KEYTRUDA in exchange for payments for the materials, then please revise the disclosure throughout the registration statement to reference the agreement as a supply agreement, rather than a collaboration agreement.
       You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Irene Paik at (202) 551-6553 with any other questions.



                                                             Sincerely,
FirstName LastNameTheodore Ashburn, M.D., Ph.D.
                                                             Division of
Corporation Finance
Comapany NameOncorus, Inc.
                                                             Office of Life
Sciences
August 14, 2020 Page 2
cc:       Brian Leaf, Esq.
FirstName LastName